[Ropes & Gray LLP Letterhead]

November 4, 2009

VIA EDGAR AND FEDEX

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Attention: Jim B. Rosenberg, Senior Assistant Chief Accountant

Re:	The Hanover Insurance Group, Inc.
Form 10-K for Fiscal Year Ended December 31, 2008
Filed February 27, 2009
Form 10-Q for the Quarterly Period Ending March 31, 2009
Filed May 8, 2009
Schedule 14A Filed March 27, 2009
File No. 001-13754

Dear Mr. Rosenberg:

On behalf of The Hanover Insurance Group, Inc. (the “Company”), this letter responds to the comment raised by the Staff of the Commission in its letter dated October 15, 2009 to Mr. Frederick H. Eppinger, Jr. with respect to the Company’s response letter dated September 18, 2009. The Staff’s comment, indicated by bold text, is followed by the response of the Company.

Schedule 14A

Executive Compensation

Compensation Discussion and Analysis

Short-Term Compensation, page 28

1.	Please refer to your response to Comment 1. We note your disclosure that you will provide in your 2010 Proxy Statement a chart which will include a column that will list each “material” predetermined individual goal. We also note your disclosure that you will include, “to the extent material,” disclosure as to (i) the extent to which NEO individual goals were achieved and (ii) how the level of achievement of individual goals impacted the amount of award actually paid.

Please be advised that the purpose of the CD&A is to provide the reader with all material information that is necessary for an understanding of the registrant’s compensation policies and decisions regarding its named executive officers. Please refer to Instruction 1 to Item 402(b) of Regulation S-K. We consider each element of the company’s compensation policies and practices to be material. Please confirm your understanding that the sample disclosure provided in your September 18, 2009 response letter or analogous and/or equivalent-level disclosure you may provide in future CD&As is required in order to inform readers of the material facts regarding the company’s procedures and decisions affecting executive compensation and that you will disclose (i) the extent to which NEO individual goals were achieved and (ii) how the level of achievement of individual goals impacted the amount of award actually paid.

The Company confirms that the sample disclosure provided in its September 18, 2009 response letter to the Staff is analogous and/or equivalent to the level of disclosure it will provide in future CD&As. Subject to the foregoing, for future periods, the Company will continue to evaluate whether new or changed individual performance targets or goals are material and, if so, will disclose such criteria so long as such disclosure does not involve any confidential commercial or financial information, the disclosure of which would result in competitive harm. The Company also will disclose all material aspects regarding the extent to which such goals were achieved and how the level of achievement of individual goals impacted the amount of award actually paid.

* * * *

We are sending to your attention three copies of this letter. We are also filing the letter via EDGAR. We greatly appreciate your assistance. If you should have any questions about this letter or require any further information, please call me at (617) 951-7294.

Very truly yours,

/s/ Julie H. Jones

Julie H. Jones

Cc:	J. Kendall Huber, Esq.
Warren E. Barnes
Patricia Norton-Gatto